June 13, 2019

Joseph Zirkman
Senior Vice President and General Counsel
DIRTT ENVIRONMENTAL SOLUTIONS LTD
7303 30 Street S.E.
Calgary, Alberta, Canada T2C 1N6

       Re: DIRTT ENVIRONMENTAL SOLUTIONS LTD
           Draft Registration Statement on Form 10, submitted May 14, 2019

Dear Mr. Zirkman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10 submitted May 14, 2019

Properties, page 42

1. Advise what consideration you have given to filing the lease agreements for your principal executive offices and principal manufacturing facilities as exhibits to the Form 10. See
       Item 15 of Form 10 and Item 601(b)(10) of Regulation S-K.
Description of securities to be registered
General, page 67

2. Disclose whether holders of common stock are entitled to cumulative voting rights in the election of directors.
Revenue Recognition, page F-11

3. You state you recognize revenue upon transfer of control to the customer, which typically
 Joseph Zirkman
FirstName LastNameJoseph Zirkman
DIRTT ENVIRONMENTAL SOLUTIONS LTD
Comapany NameDIRTT ENVIRONMENTAL SOLUTIONS LTD
June 13, 2019
June 13, 2019 Page 2
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FirstName LastName
         occurs upon shipment. Please clarify whether your reference to "the customer" means a distribution partner or end-user customer. Also, tell us how you determine when the customer has obtained control. Refer to 606-10-25-30.
4. Please clarify whether your ICE license revenue that is not considered distinct and is recognized in conjunction with product sales is different than the ICE Software revenue that is recognized over the license period. If they are different please further elaborate on the nature of each revenue stream and how you evaluated each promise in accordance with ASC 606-10-25-14 through ASC 606-10-25-19.
5. We note your statement that your customer arrangements do not produce contract assets or liabilities that are material to your consolidated financial statements. On page F-12, you state that customer deposits received are recognized as a liability on the balance sheet until the revenue recognition criteria is met. You further state that you recognize an unbilled receivable when revenue is recognized prior to invoicing. Finally, Note 14 includes contract liabilities for both periods presented. Given the significant increase between the periods presented and the expected continued growth in the business, please reconcile this apparent discrepancy in your disclosures and tell us your consideration of the disclosure requirements in ASC 606-10-50-8 through 50-10.
6. We note your disclosure on page F-12 that in certain instances you facilitate contracting of certain sales on behalf of distribution partners for which in some instances you recognize revenue on a gross basis and in other instances you recognize revenue on a net basis.
         Please clarify the nature of the goods and services for which you recognize revenue on a gross basis and those for which you recognize revenue on a net basis and tell us how such arrangements differ from your typical arrangements with your distributors. In providing your response, please also tell us how you determined whether you controlled such goods and services prior to transfer in determining whether you are acting as a principal or agent in such arrangements. Please refer to ASC 606-10-55-36 through 55-40. Please also tell us how much of your total consolidated revenue for each of the periods presented related to such arrangements including how much was recognized on a gross basis versus a net basis.


        You may contact Ameen Hamady, Staff Accountant at 202-551-3891or
Terence
O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly, Senior Counsel at
202-551-3728 or Amanda Ravitz, Assistant Director at 202-551-3412 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
 Joseph Zirkman
DIRTT ENVIRONMENTAL SOLUTIONS LTD
June 13, 2019
FirstName LastNameJoseph Zirkman
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Comapany NameDIRTT ENVIRONMENTAL SOLUTIONS LTD
                                         Office of Manufacturing and
June 13, 2019 Page 3                     Construction
FirstName LastName